SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc, regarding half year results including second quarter ended September 30, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 10, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISH POWER plc

2004/05 HALF YEAR RESULTS including 2nd Quarter to 30 September 2004

Highlights

•	Financial performance

•	Earnings per share* of 17.5 pence, up 12%

•	Dividend per share of 4.95 pence for the quarter, up 4.2%

•	Confident in the outlook for the group for the full year

•	Improving operational performance

•	UK customer numbers up 460,000 to over 4.7 million

•	PacifiCorp had a disappointing first half

•	Further efficiencies of £22 million

•	Investing for growth

•	£791 million invested, including £544 million (69%) for growth

•	Addition of 1,000 MW of UK CCGT plant

Quarter 2			Half Year
2004/05	2003/04	£ million	2004/05	2003/04
1,573	1,280	Turnover	3,054	2,525
252	220	Operating profit	472	452
282	253	Operating profit excluding goodwill	532	519
212	156	Profit before tax	382	327
241	189	Profit before tax excluding goodwill	442	393
7.9	5.7	Earnings per share (pence)	14.2	11.9
9.5	7.5	Earnings per share excluding goodwill (pence)	17.5	15.6
4.95	4.75	Dividends per share (pence)	9.90	9.50

Note: Items marked * are excluding goodwill amortisation. ScottishPower assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-recurring or non-operational. In the periods reviewed, goodwill amortisation has been excluded. We have, therefore, focused our presentation of business performance on the results excluding goodwill amortisation. Unless otherwise stated “half year” relates to the six months to 30 September 2004, and “quarter” relates to the three months to 30 September 2004.

Ian Russell, ScottishPower Chief Executive, said:

“Overall the group has delivered a good set of results for the first half of the year. Pre-tax profit* and earnings per share* have grown by 12%. Our strategy is working, as our investment for growth starts to deliver.

In the UK, we continue to win customers in large numbers, adding a further 460,000 in the six months which, together with the purchase of 1,000 MW of very attractively priced generation, has increased profit strongly. PacifiCorp had a disappointing first half caused by lower temperatures and plant availability and as a result is likely to fall short of its full year profit target.

With strong first half results from our UK based divisions and PPM in the US, together with lower interest costs, we are confident in the outlook for the group for the full year.”

CHIEF EXECUTIVE’S REVIEW

I believe this is a good set of results, with earnings per share* up 12%. Our UK Division has kept up its excellent rate of customer growth which, together with new generation plant, has delivered a substantial increase in profit. Profit was also up in our Infrastructure Division mainly due to higher revenues. PacifiCorp’s profit was affected by lower than normal temperatures and plant availability. Also included within PacifiCorp’s profit for the half year was the release of an environmental provision of $56 million. PPM continues to grow well through its investments in wind power and gas storage. Our interest rate and hedging strategy continues to deliver significant benefits.

With strong first half results from our UK based divisions and PPM in the US, together with lower interest costs, we are confident in the outlook for the group for the full year.

Looking to the medium-term, we believe the group’s businesses will deliver competitive advantage and sustained shareholder value. Our strategy of improving operational performance and investing for organic growth is firmly established, working well and set to continue.

In our UK Division, in the medium-term we are aiming to grow our customer base to between five and six million energy customers. This is expected to deliver increased earnings via higher revenues and a reduction in our average cost to serve. We will support this growth in customer numbers with further investment in generation and gas storage and aim to invest approximately £1.4 billion of capital to 2010. This includes the continued expansion of our windfarm portfolio, where we aim to invest £1 billion by 2010, and plan a £100 million investment in the Byley gas store. Some 75% of UK Division’s capital expenditure is expected to support growth, with targeted returns for new investments of at least 300 basis points above the Division’s weighted average cost of capital.

PacifiCorp is also growing, with load expected to increase by 2.5% per annum. This requires capital investment of some £3 billion by 2010 of which 35% will be for growth, mainly on generation plant and network assets. We anticipate this investment will increase our ratebase from just over $7 billion to over $9 billion by 2010. We aim to improve further our return on equity by building on an increasingly constructive regulatory environment by introducing measures such as forward test periods and power cost adjustment mechanisms. Further, the roll out of the Multi-State Process is expected to deliver improved cost recovery. In spite of these improvements, PacifiCorp is now expected to deliver operating profit over the next two years broadly in line with the current lower view of performance for the year to March 2005. This is due to reduced synfuel revenues, a change in retail sales mix, increased costs and investment to support load growth and a revised schedule of likely rate cases. Operating profit is expected to grow strongly again from 2007 reflecting the expected increase in ratebase value.

In the medium-term, the context for profitability in our Infrastructure Division will be set by the outcomes of the Distribution Price Control Review (“DPCR”), the Transmission Price Review and the arrangements for the Renewable Energy Transmission Study. We anticipate approximately 40% of the forecast total capital expenditure of some £1.7 billion to 2010 to be invested for growth at the allowed regulatory returns, including renewable infrastructure investment of approximately £260 million.

At PPM we expect to see continued strong growth in the medium-term coming from our investments in windfarms and gas storage. Approximately £1.4 billion of capital is expected to be invested to 2010, almost all for growth, including £950 million for new wind capacity, taking our total to some 2,300 MW and £460 million in the same period to increase our gas storage capacity to 125 BCF. Returns are expected immediately following completion.

In summary, we anticipate more growth in customers and revenue and improved cost efficiency. We have clear and disciplined investment criteria for the average of £1.5 billion a year we expect to invest in the medium-term. In our regulated businesses we aim to achieve at least the allowed regulatory returns. In our competitive businesses we expect returns of at least 300 basis points above the divisions’ weighted average cost of capital. We will continue to seek to maintain our A- credit rating and we expect to grow our dividend broadly in line with earnings.

INVESTING FOR GROWTH

Our net capital investment for the half year was £791 million, of which £247 million was invested in refurbishment, upgrade and other projects. Group investment for growth totalled £544 million (69%). This included the £320 million acquisition of the 800 MW Damhead Creek CCGT power plant in Kent, our recent £72 million investment to acquire the remaining 50% of the 400 MW Brighton CCGT power plant and £43 million invested in building phase one of the 525 MW Currant Creek CCGT power plant in Utah.

PacifiCorp’s net capital investment was £203 million, with £92 million (45%) invested for organic growth. In addition to £43 million invested in Currant Creek, new connections, network reinforcement and other spend was £49 million and included our ongoing network expansion project along the Wasatch Front in Utah.

Infrastructure Division’s net capital investment was £126 million, with £36 million (29%) invested for organic growth, including spend on new windfarm and customer connections.

UK Division’s net capital investment was £456 million, of which £414 million (91%) was invested for growth. The purchases of Damhead Creek and Brighton power plants bring the UK Division’s generating capacity to 6.2 GW. Other organic growth spend consisted primarily of investment in the Black Law windfarm where construction work is progressing well and we expect generation to begin in the spring of 2005.

PPM’s net capital investment was £6 million, with £2 million (33%) invested for growth, including preliminary investment in the Waha gas storage facility in West Texas. PPM’s wind development activities continue to focus on the pipeline of wind generation projects, following renewal of the US federal Production Tax Credit in October.

In summary, we expect our net capital investment to be approximately £1.5 billion in the full year, with some 60% for growth.

OPERATIONAL PERFORMANCE

PacifiCorp

PacifiCorp’s operating profit, excluding goodwill amortisation, for the second quarter was £151 million, an increase of £2 million on the second quarter of last year. For the half year, operating profit, excluding goodwill amortisation, was £268 million compared to £318 million ($430 million compared to $490 million) at September 2003. The £50 million reduction includes a £17 million adverse impact of the weaker US dollar net of hedging benefits from the forward sale of US dollars.

Retail revenues increased by $16 million in the half year, due to rate increases of $51 million, partly offset by lower other regulatory recoveries of $13 million and, as expected, a reduction in deferred power cost recoveries of $27 million to $23 million. Customer numbers increased by

2% compared to September 2003 and this growth, together with more favourable retail pricing levels, contributed an additional $35 million to retail revenues. This more than offset the $30 million adverse effect on retail revenues of lower temperatures, which also contributed to an 8% reduction in average residential consumption, half year on half year. In July, PacifiCorp was named best for overall customer satisfaction in a nation-wide survey of commercial and industrial electricity customers by TQS Research, an improvement from third-place last year.

A higher level of planned and unplanned outages compared to last year reduced output at PacifiCorp’s thermal plants by 4% and impacted PacifiCorp’s results for the half year by $40 million. Other net power costs increased by $30 million as contracts expired and market prices were higher in general; this was after efficiency savings of $9 million from delivering our energy management activities more effectively. Other gross margin items improved by $2 million.

Operating efficiency initiatives delivered a further $23 million of benefits in the half year. Other net costs increased by $61 million, including higher maintenance and major plant repair expenditure and higher employee and servicing costs associated with growth in the customer base. Depreciation costs increased by $5 million. The results included the release of a $56 million environmental liability provision following completion of a detailed environmental exposure study. The previous half year included $21 million of provisions and miscellaneous income that was not repeated in the current half year.

Effective from 15 September, regulators in Wyoming granted PacifiCorp $9.25 million additional revenue per year to recover increases in net wholesale purchased power costs. On 27 October, Washington state regulators granted recovery totalling $15 million for increased costs, with new rates to be implemented from 16 November. In the ongoing $111 million general rate case in Utah, regulators have approved our request to use a forward looking test period. The case is expected to be resolved by April 2005.

Separately, progress continues to be made in our Multi-State Process. In October, the regulatory commissions in Wyoming and Washington approved settlement agreements in their respective states. Settlement has also been reached with parties in Utah and Oregon, and a settlement has been reached, in principle, with parties in Idaho. Orders in these states are anticipated by the end of December.

In summary, despite a number of positive achievements, PacifiCorp had a disappointing first half with, in particular, lower temperatures and reduced plant availability affecting its profit. As a result PacifiCorp is likely to fall short of its full year profit target.

Infrastructure Division

Infrastructure Division’s operating profit was higher by £3 million in the quarter, with operating profit for the half year improved by £14 million to £193 million, mainly as a result of increased regulated revenues. For the six months, regulated revenues improved by £10 million, due to favourable transmission prices and distribution sales volumes, and net costs reduced by £8 million, which more than offset higher rates and depreciation costs of £4 million.

We continue to discuss with Ofgem all of the key issues in the lead up to the final DPCR proposals at the end of November. Areas of focus include seeking additional capital expenditure allowances to address specific network safety issues and for investment to improve supplies to our “worst” served customers. We are also continuing to press strongly for an allowed cost of capital figure of at least 5% post tax, consistent with the upper end of the Ofgem range.

We are also engaged in constructive discussions with Ofgem on their proposals for the extension of the price controls for SP Transmission to run for two years from 1 April 2005. Final proposals are scheduled for the end of November. Our position on cost of capital is the same as on the DPCR.

UK Division

The UK Division performed very strongly with operating profit, excluding goodwill amortisation, for the quarter higher by £18 million at £23 million. For the half year, operating profit, excluding goodwill amortisation, increased substantially by £40 million to £47 million. We added a further 460,000 customers in the half year bringing the total to over 4.7 million. Electricity and gas margins improved by £77 million due to continued customer growth, higher prices and the value from our integrated generation and supply operations, and a £21 million contribution from the newly acquired Damhead Creek. These gains were partly offset by increases in our energy efficiency, customer capture and service costs of £24 million. Other net costs increased by £13 million, including £8 million of Damhead Creek operating costs. The UK Division’s strong performance is expected to continue in the second half of the year.

Since September 2003, customer numbers have risen by some 800,000 (21%) mainly within our second tier markets. A recent customer satisfaction survey by J.D. Power placed ScottishPower joint first in the UK gas market. Business electricity customer numbers have also risen with ScottishPower coming top for customer satisfaction in Datamonitor’s annual survey of Industrial and Commercial customers which polled 1,500 major energy users in the UK. Datamonitor’s report recognises our 6 Sigma transformation programme and comments that we are a leader in the provision of metering. The 6 Sigma programme, which aims to improve customer handling processes, delivered further revenue and cost benefits of £2 million for the half year.

Our efficient and flexible fleet of generation plant and our rolling, forward purchasing strategy for gas and coal significantly mitigates our exposure to wholesale market price variations. We are substantially hedged over the coming winter and have significant coverage for the next 24 months. Our coverage secures average costs well below current market rates and, as a consequence, we were able to limit our recent price increases to some 9% for domestic electricity customers and 11.8% for domestic gas customers.

We are preparing our generation plant for the EU emissions scheme, due to start on 1 January 2005 and to take advantage of BETTA, the GB-wide transmission and trading regime, due to be implemented in April 2005.

Construction of approximately 100 MW of the Black Law windfarm, the largest consented onshore windfarm in the UK, is well underway and in August we received local authority approval for our Beinn Tharsuinn windfarm, with a generating capacity of approximately 30 MW. We are also working with Ocean Power Delivery and Amec to establish the feasibility of a wave power machine now under testing off Orkney.

PPM

PPM’s operating profit, excluding goodwill amortisation, rose by £6 million to £15 million for the quarter and by £9 million to £24 million (by $12 million to $36 million) for the half year.

Energy management activities around our assets and long-term contracts including benefits from transmission and contract delivery flexibility, decisions on how plants are operated and the selling or storing of displaced gas, contributed an additional $12 million. Renewable energy profit improved by $9 million, primarily due to last year’s investment in new windfarms delivering substantial volume growth. Gas storage profits were in line with the six month period last year, when we had a very favourable gas storage performance and we expect continued strong performance during the second half of the year. Net operating costs required to support increased business activities and infrastructure were higher by $9 million.

Following the renewal of the Production Tax Credit in October, PPM announced plans to add 175 MW of new windpower. Both fully permitted, the 75 MW Klondike II project in Oregon and the 100 MW Trimont project in Minnesota are expected to be earnings enhancing once completed in autumn 2005. The capital invested in these two projects is expected to be approximately $200 million. PPM has signed a 15-year power purchase agreement with Great River Energy for all the output of the Trimont windfarm and negotiations are ongoing to finalise the long-term power sales agreement from Klondike II.

FINANCIAL REVIEW

Group turnover to September 2004 increased by £529 million to £3,054 million. The weaker US dollar reduced sterling revenues of PacifiCorp and PPM by £128 million, which was mitigated by the favourable effect of the weaker dollar on costs and by our hedging strategy at an earnings level. PacifiCorp’s dollar turnover increased by 5%, primarily due to higher wholesale revenues and Infrastructure Division’s turnover increased by 12% due to higher regulated and new connections business revenues. The UK Division’s turnover increased by 47% from a combination of increased energy balancing activities, improved retail electricity and gas sales reflecting the increased customer base and higher prices, and the acquisition of Damhead Creek. PPM’s dollar turnover was higher by 86% due to increased energy management revenues from optimisation of storage assets and sales of natural gas and added revenues from new wind facilities.

Group operating profit improved by £32 million in the quarter, and, excluding goodwill amortisation, was higher by £29 million at £282 million. Group operating profit for the half year improved by £20 million to £472 million and, excluding goodwill amortisation, was £13 million higher at £532 million. These results reflect a strong performance in our UK operations and good growth in PPM, which together have more than offset PacifiCorp’s performance which has been affected by lower temperatures and plant availability.

The net interest charge reduced by £34 million to £91 million at the half year, including a £10 million translation benefit from the weaker US dollar and an additional £13 million benefit to interest from the UK/US interest rate differential arising from our dollar balance sheet hedging strategy, which we have locked into for periods of up to two years. The charge also benefited from £9 million net interest receipts following the settlement of outstanding tax claims.

Profit before tax for the half year was £382 million, £55 million ahead of September 2003. Excluding goodwill amortisation, profit before tax improved by £48 million to £442 million, with the impact of PacifiCorp’s results being more than offset by operating profit improvements in our other businesses and the lower interest charge. A foreign exchange hedge benefit of approximately £35 million (September 2003: £14 million) was delivered from selling forward our forecast dollar earnings at a favourable rate compared to the average rate for the period. This helps protect group profit from the effect of the weaker US dollar. We expect our earnings for the remainder of the financial year to continue to benefit from our hedging programme, with an expected hedge translation rate for the year in the range $1.50 - $1.55.

In line with last year’s results, the effective rate of tax, excluding goodwill amortisation, has remained at 27%. The tax rate benefited from the release of provisions relating to prior years following agreement of specific items with tax authorities, the group’s financing arrangements and tax credits from US wind generation. The effective rate of tax on profit before tax was 31%, marginally lower than the equivalent period last year. Earnings per share improved by 2.26 pence to 7.91 pence for the quarter and by 2.29 pence to 14.20 pence for the half year. Excluding goodwill amortisation, earnings per share improved by 2.06 pence to 9.54 pence for the quarter and by 1.91 pence to 17.47 pence for the half year.

Cash flows from operating activities reduced compared to the prior half year by £257 million to £433 million, mainly due to the lower operating profit in PacifiCorp, provision movements, an increase in working capital requirements in PPM, which will benefit performance later in the year, and higher coal stocks in UK Division. Interest, tax and dividend payments totalled £227 million, with the tax and interest payments substantially lower than last year due to the settlement of outstanding tax claims and cash benefits associated with our hedging strategy. Other net inflows which impact net debt, other than net investment in assets and acquisitions, were £99 million, mainly as a result of a £95 million cash receipt arising on the maturing of net investment hedging derivatives. Net capital investment cash spend including Damhead Creek was £714 million. After non-cash movements of £162 million relating to the adverse effect of foreign exchange and the acquisition of debt following the purchase of the remaining 50% of Brighton power plant, net debt at 30 September 2004 was £4,296 million, £571 million higher than at 31 March 2004. Gearing (net debt/equity shareholders’ funds) was 90%, compared to 79% as at 31 March 2004.

The group remains committed to maintaining its A- credit rating for its principal operating subsidiaries and, on 18 August 2004, Standard & Poor’s favourably revised its ScottishPower rating by removing the previous negative outlook.

The dividend for the second quarter of 2004/05 will be 4.95 pence per share, an increase of 4.2% on the prior year, payable on 29 December 2004. The ADS dividend rate will be confirmed in a separate announcement today. The dividend for each of the first three quarters of 2004/05 is set at 4.95 pence per share with the balance of the total dividend to be set in the fourth quarter. We remain committed to our aim to grow dividends broadly in line with earnings.

We remain on track to commence reporting our consolidated Accounts in accordance with International Financial Reporting Standards with effect from 1 April 2005.

INVESTOR TIMETABLE

Key investor dates going forward are as follows:

17 November 2004	Shares go ex-dividend for the second quarter
19 November 2004	Last date for registering transfers to receive the second quarter dividend
29 December 2004	Second quarter dividend payable
10 February 2005	Announcement of results for the third quarter
March 2005	Third quarter dividend payable
24 May 2005	Announcement of results for the fourth quarter and full year ending 31 March 2005
June 2005	Fourth quarter dividend payable

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

•	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

•	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

•	the availability of acceptable fuel at favorable prices;

•	weather and weather related impacts;

•	the availability of operational capacity of plants;

•	the success of reorganizational and cost-saving efforts; and

•	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Andrew Jamieson	Head of Investor Relations	0141 636 4527
David Ross	Investor Relations Manager	0141 566 4853
Colin McSeveny	Group Media Relations Manager	0141 636 4515

Group Profit and Loss Account

		Three months ended 30 September		Six months ended 30 September
	Notes	2004 £m	2003 £m	2004 £m	2003 £m
Turnover: group and share of joint ventures and associates		1,581.8	1,287.7	3,074.6	2,540.4
Less: share of turnover in joint ventures		(8.8)	(7.8)	(20.0)	(14.9)
Less: share of turnover in associates		(0.2)	(0.1)	(0.5)	(0.3)

Group turnover	2	1,572.8	1,279.8	3,054.1	2,525.2
Cost of sales		(1,038.3)	(785.8)	(2,000.7)	(1,527.5)

Gross profit		534.5	494.0	1,053.4	997.7
Transmission and distribution costs		(147.1)	(128.5)	(296.0)	(251.3)
Administrative expenses (including goodwill amortisation)		(140.3)	(149.1)	(296.6)	(305.9)
Other operating income		4.8	3.2	11.0	11.6

Operating profit before goodwill amortisation		281.7	253.1	531.6	518.9
Goodwill amortisation		(29.8)	(33.5)	(59.8)	(66.8)

Operating profit	2	251.9	219.6	471.8	452.1
Share of operating profit /(loss) in joint ventures		0.7	(0.4)	0.9	(0.5)
Share of operating (loss)/profit in associates		(0.1)	—	0.1	0.1

Profit on ordinary activities before interest		252.5	219.2	472.8	451.7
Net interest and similar charges
- Group		(39.3)	(62.0)	(87.5)	(122.5)
- Joint ventures		(1.7)	(1.3)	(3.4)	(2.6)

		(41.0)	(63.3)	(90.9)	(125.1)

Profit on ordinary activities before goodwill amortisation and taxation		241.3	189.4	441.7	393.4
Goodwill amortisation		(29.8)	(33.5)	(59.8)	(66.8)

Profit on ordinary activities before taxation		211.5	155.9	381.9	326.6
Taxation	3	(65.2)	(51.1)	(119.3)	(106.2)

Profit after taxation		146.3	104.8	262.6	220.4
Minority interests (including non-equity)		(1.6)	(1.6)	(2.6)	(2.6)

Profit for the period		144.7	103.2	260.0	217.8
Dividends	5	(91.0)	(87.4)	(182.1)	(174.9)

Profit retained		53.7	15.8	77.9	42.9

Earnings per ordinary share	4	7.91p	5.65p	14.20p	11.91p
Adjusting item – goodwill amortisation		1.63p	1.83p	3.27p	3.65p

Earnings per ordinary share before goodwill amortisation	4	9.54p	7.48p	17.47p	15.56p

Diluted earnings per ordinary share	4	7.67p	5.58p	13.82p	11.83p
Adjusting item – goodwill amortisation		1.55p	1.79p	3.10p	3.60p

Diluted earnings per ordinary share before goodwill amortisation	4	9.22p	7.37p	16.92p	15.43p

Dividends per ordinary share	5	4.95p	4.75p	9.90p	9.50p

The above results relate to continuing operations.

The Notes on pages X to X form part of these Accounts.

Statement of Total Recognised Gains and Losses

for the six months ended 30 September 2004

	Six months ended 30 September
	2004 £m	2003 £m
Profit for the period	260.0	217.8
Exchange movement on translation of overseas results and net assets	56.9	(177.3)
Translation differences on foreign currency hedging	(55.8)	152.9
Tax on translation differences on foreign currency hedging	4.0	—
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	6.3	—

Total recognised gains and losses for the financial period	271.4	193.4

Reconciliation of Movements in Shareholders’ Funds

for the six months ended 30 September 2004

	Six months ended 30 September
	2004 £m	2003 (As restated -Note 1) £m
Profit for the period	260.0	217.8
Dividends	(182.1)	(174.9)

Profit retained	77.9	42.9
Exchange movement on translation of overseas results and net assets	56.9	(177.3)
Translation differences on foreign currency hedging	(55.8)	152.9
Tax on translation differences on foreign currency hedging	4.0	—
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	6.3	—
Share capital issued	14.6	5.4
Consideration paid in respect of purchase of own shares held under trust	(28.5)	(27.5)
Credit in respect of employee share awards	4.9	3.6
Consideration received in respect of sale of own shares held under trust	6.1	0.2

Net movement in shareholders’ funds	86.4	0.2
Opening shareholders’ funds (as restated for implementation of UITF 38 ‘Accounting for ESOP Trusts’)	4,690.9	4,554.9

Closing shareholders’ funds	4,777.3	4,555.1

The Notes on pages X to X form part of these Accounts.

Group Cash Flow Statement

for the six months ended 30 September 2004

		Six months ended 30 September
	Notes	2004 £m	2003 (As restated - Note 1) £m
Cash inflow from operating activities	6	433.3	690.4
Dividends received from joint ventures		1.6	0.2
Returns on investments and servicing of finance		(26.5)	(128.5)
Taxation		1.4	(96.8)

Free cash flow		409.8	465.3
Capital expenditure and financial investment		(378.6)	(360.4)

Cash flow before acquisitions and disposals		31.2	104.9
Acquisitions and disposals		(319.6)	(3.5)
Equity dividends paid		(204.0)	(219.7)

Cash outflow before use of liquid resources and financing		(492.4)	(118.3)
Management of liquid resources	7	(71.8)	(40.8)
Financing
- Issue of ordinary share capital		14.6	5.4
- Redemption of preferred stock of PacifiCorp		(4.1)	(4.6)
- Maturity of net investment hedging derivatives		95.4	—
- Cancellation of swaps		—	76.1
- Net purchase of own shares held under trust		(22.4)	(27.3)
- Increase in debt	7	15.8	421.5

		99.3	471.1

(Decrease)/increase in cash in period	7	(464.9)	312.0

Free cash flow represents cash flow from operating activities after adjusting for dividends received from joint ventures, returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the six months ended 30 September 2004

		Six months ended 30 September
	Note	2004 £m	2003 £m
(Decrease)/increase in cash in period		(464.9)	312.0
Cash inflow from increase in debt		(15.8)	(421.5)
Cash outflow from movement in liquid resources		71.8	40.8

Change in net debt resulting from cash flows		(408.9)	(68.7)
Net debt acquired		(116.1)	—
Foreign exchange movement		(37.9)	115.6
Other non-cash movements		(8.2)	(5.9)

Movement in net debt in period		(571.1)	41.0
Net debt at end of previous period		(3,724.5)	(4,321.0)

Net debt at end of period	7	(4,295.6)	(4,280.0)

The Notes on pages X to X form part of these Accounts.

Group Balance Sheet

as at 30 September 2004

	Notes	30 September 2004 £m	30 September 2003 (As restated - Note 1) £m	31 March 2004 £m
Fixed assets
Intangible assets		1,932.6	2,109.9	1,855.9
Tangible assets		9,476.1	8,984.9	8,756.6
Investments
- Investments in joint ventures:
Share of gross assets		72.2	108.4	180.8
Share of gross liabilities		(50.8)	(108.3)	(157.3)

		21.4	0.1	23.5
- Loans to joint ventures		12.5	38.2	38.8

		33.9	38.3	62.3
- Investments in associates		2.3	2.8	2.7
- Other investments		123.0	145.2	129.8

		159.2	186.3	194.8

		11,567.9	11,281.1	10,807.3

Current assets
Stocks		322.5	225.5	185.5
Debtors
- Gross debtors		1,401.7	1,528.5	1,576.2
- Less non-recourse financing		(108.7)	(139.8)	(109.5)

		1,293.0	1,388.7	1,466.7
Short-term bank and other deposits		977.1	1,007.4	1,347.3

		2,592.6	2,621.6	2,999.5

Creditors: amounts falling due within one year
Loans and other borrowings		(443.6)	(304.4)	(410.7)
Other creditors		(1,632.4)	(1,542.4)	(1,658.7)

		(2,076.0)	(1,846.8)	(2,069.4)

Net current assets		516.6	774.8	930.1

Total assets less current liabilities		12,084.5	12,055.9	11,737.4
Creditors: amounts falling due after more than one year Loans and other borrowings (including convertible bonds)		(4,829.1)	(4,983.0)	(4,661.1)
Provisions for liabilities and charges
- Deferred tax		(1,313.8)	(1,292.7)	(1,242.2)
- Other provisions		(510.0)	(585.3)	(504.5)

		(1,823.8)	(1,878.0)	(1,746.7)
Deferred income		(595.8)	(573.6)	(577.8)

Net assets	2	4,835.8	4,621.3	4,751.8

Called up share capital		931.7	928.7	929.8
Share premium		2,288.4	2,269.1	2,275.7
Revaluation reserve		47.0	42.6	41.6
Capital redemption reserve		18.3	18.3	18.3
Merger reserve		406.4	406.4	406.4
Profit and loss account		1,085.5	890.0	1,019.1

Equity shareholders’ funds		4,777.3	4,555.1	4,690.9
Minority interests (including non-equity)		58.5	66.2	60.9

Capital employed		4,835.8	4,621.3	4,751.8

Net asset value per ordinary share	4	261.0p	249.1p	256.2p

The Notes on pages X to X form part of these Accounts.

Approved by the Board on 10 November 2004 and signed on its behalf by

Charles Miller Smith	David Nish
Chairman	Finance Director

Notes to the Interim Accounts

for the six months ended 30 September 2004

1 Basis of preparation

(a) These interim Accounts have been prepared on the basis of accounting policies consistent with those set out in the 2003/04 Annual Report and Accounts.

(b) The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page X. The information shown for the year ended 31 March 2004 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2004 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) The group implemented UITF Abstract 38 ‘Accounting for ESOP trusts’ (“UITF 38”) in the financial year ended 31 March 2004. UITF 38 requires own shares held under trust to be deducted in arriving at shareholders’ funds. Previously own shares held under trust were presented as fixed asset investments. Consequential adjustments were also made to Other creditors and Other provisions. Comparative figures for the six month period to 30 September 2003 have been restated in the Balance Sheet, Cash Flow Statement and related Notes.

The effect of UITF 38 on the group’s previously reported net assets is as follows:

	As at 30 September 2003
	Fixed asset investments £m	Other creditors £m	Other provisions £m	Net assets £m
As previously reported	310.7	1,553.0	592.0	4,728.4
Effect of implementing new accounting policy	(124.4)	(10.6)	(6.7)	(107.1)

As restated	186.3	1,542.4	585.3	4,621.3

(d) The relevant exchange rates applied in the preparation of these interim Accounts are detailed in Note 11.

2 Segmental information

(a) Turnover by segment

		Three months ended 30 September
		Total turnover		Inter-segment turnover		External turnover
	Notes	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	763.1	509.6	(7.2)	(8.4)	755.9	501.2
Infrastructure Division – Power Systems		171.1	156.2	(80.0)	(77.9)	91.1	78.3

United Kingdom total						847.0	579.5

United States
PacifiCorp		623.7	625.8	(0.4)	(0.5)	623.3	625.3
PPM		104.9	77.7	(2.4)	(2.7)	102.5	75.0

United States total						725.8	700.3

Total	(ii)					1,572.8	1,279.8

		Six months ended 30 September
		Total turnover		Inter-segment turnover		External turnover
	Notes	2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	1,490.2	1,018.4	(13.9)	(16.3)	1,476.3	1,002.1
Infrastructure Division – Power Systems		340.0	316.9	(162.1)	(158.6)	177.9	158.3

United Kingdom total						1,654.2	1,160.4

United States
PacifiCorp		1,161.1	1,222.9	(1.6)	(1.1)	1,159.5	1,221.8
PPM		245.2	148.3	(4.8)	(5.3)	240.4	143.0

United States total						1,399.9	1,364.8

Total	(ii)					3,054.1	2,525.2

(b) Operating profit by segment

		Three months ended 30 September
	Note	Before goodwill amorti -sation 2004 £m	Goodwill amorti -sation 2004 £m	2004 £m	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	23.0	(1.2)	21.8	4.9	(1.2)	3.7
Infrastructure Division – Power Systems		92.0	—	92.0	88.6	—	88.6

United Kingdom total		115.0	(1.2)	113.8	93.5	(1.2)	92.3

United States
PacifiCorp		151.3	(28.5)	122.8	149.7	(32.1)	117.6
PPM		15.4	(0.1)	15.3	9.9	(0.2)	9.7

United States total		166.7	(28.6)	138.1	159.6	(32.3)	127.3

Total		281.7	(29.8)	251.9	253.1	(33.5)	219.6

		Six months ended 30 September
	Note	Before goodwill amorti -sation 2004 £m	Goodwill amorti -sation 2004 £m	2004 £m	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	46.6	(2.4)	44.2	7.0	(2.4)	4.6
Infrastructure Division – Power Systems		193.1	—	193.1	178.6	—	178.6

United Kingdom total		239.7	(2.4)	237.3	185.6	(2.4)	183.2

United States
PacifiCorp		268.0	(57.1)	210.9	318.2	(64.1)	254.1
PPM		23.9	(0.3)	23.6	15.1	(0.3)	14.8

United States total		291.9	(57.4)	234.5	333.3	(64.4)	268.9

Total		531.6	(59.8)	471.8	518.9	(66.8)	452.1

(i)	UK Division – Integrated Generation and Supply completed the acquisition of the Damhead Creek CCGT power plant and associated contracts on 1 June 2004 and completed the purchase of the remaining 50% of the Brighton Power Station CCGT power plant and associated contracts on 28 September 2004. The post acquisition results of the acquired businesses amounted to turnover of £46.1 million and £59.8 million and operating profit of £9.3 million and £12.5 million for the three months and six months to September 2004, respectively.
(ii)	In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(c) Net assets by segment

	Note	30 Sept 2004 £m	30 Sept 2003 (As restated - Note 1) £m	31 March 2004 £m
United Kingdom
UK Division – Integrated Generation and Supply		1,500.7	845.7	1,022.5
Infrastructure Division – Power Systems		2,413.3	2,248.5	2,337.4

United Kingdom total		3,914.0	3,094.2	3,359.9

United States
PacifiCorp		6,142.7	6,539.2	5,935.8
PPM		628.4	423.5	439.0

United States total		6,771.1	6,962.7	6,374.8

Total		10,685.1	10,056.9	9,734.7

Unallocated net liabilities	(i)	(5,849.3)	(5,435.6)	(4,982.9)

Total		4,835.8	4,621.3	4,751.8

(i)	Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Taxation

The charge for taxation, including deferred tax, for the six month period ended 30 September 2004 reflects the anticipated effective rate for the year ending 31 March 2005 of 27% (year ended 31 March 2004 27%) on the profit before goodwill amortisation and taxation as detailed below:

	Six months ended 30 September
	2004 £m	2003 £m
Profit on ordinary activities before taxation	381.9	326.6
Adjusting item – goodwill amortisation	59.8	66.8

Profit on ordinary activities before goodwill amortisation and taxation	441.7	393.4

4 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 30 September		Six months ended 30 September
	2004	2003	2004	2003
Basic earnings per share
Profit for the period (£ million)	144.7	103.2	260.0	217.8
Weighted average share capital (number of shares, million)	1,829.1	1,828.5	1,830.5	1,829.5

Diluted earnings per share
Profit for the period (£ million)	147.8	104.7	266.0	219.3
Weighted average share capital (number of shares, million)	1,926.6	1,874.0	1,925.2	1,854.4

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group’s employee share schemes and the convertible bonds.

(b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 30 September		Six months ended 30 September
	2004 £m	2003 £m	2004 £m	2003 £m
Profit for the period	144.7	103.2	260.0	217.8
Adjusting item – goodwill amortisation	29.8	33.5	59.8	66.8

Adjusted earnings	174.5	136.7	319.8	284.6

ScottishPower assesses the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items it considers to be non-recurring or non-operational in nature and believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for all periods.

(c) Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	30 Sept 2004	30 Sept 2003 (As restated - Note 1)	31 March 2004
Net assets (as adjusted) (£ million)	4,777.3	4,555.1	4,690.9
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,830.1	1,828.7	1,830.6

5 Dividends per ordinary share

The second interim dividend of 4.95 pence per ordinary share is payable on 29 December 2004 to shareholders on the register at 19 November 2004. This dividend, together with the first interim dividend for the quarter ended 30 June 2004 of 4.95 pence per ordinary share, represents total dividends of 9.90 pence per ordinary share for the first half of the financial year. In the previous year, a second interim dividend of 4.75 pence was declared for the quarter ended 30 September 2003, representing total dividends of 9.50 pence per ordinary share for the first half of the financial year.

6 Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended 30 September
	2004 £m	2003 (As restated - Note 1) £m
Operating profit	471.8	452.1
Depreciation and amortisation	281.3	286.0
Profit on sale of tangible fixed assets	(1.5)	(5.2)
Amortisation of share scheme costs	4.9	3.6
Release of deferred income	(9.9)	(10.0)
Movements in provisions for liabilities and charges	(93.3)	(34.5)
Increase in stocks	(130.4)	(76.5)
Decrease in debtors	25.6	200.8
Decrease in creditors	(115.2)	(125.9)

Net cash inflow from operating activities	433.3	690.4

7 Analysis of net debt

	At 1 April 2004 £m	Cash flow £m	Acquisitions (excl. cash & overdrafts) £m	Exchange £m	Other non-cash changes £m	At 30 Sept 2004 £m
Cash at bank	758.9	(444.7)	—	2.7	—	316.9
Overdrafts	(20.1)	(20.2)	—	(0.4)	—	(40.7)

		(464.9)

Debt due after 1 year	(4,646.1)	(216.2)	(116.1)	(38.0)	202.5	(4,813.9)

Debt due within 1 year	(390.6)	200.4	—	(2.0)	(210.7)	(402.9)
Finance leases	(15.0)	—	—	(0.2)	—	(15.2)

		(15.8)

Other deposits	588.4	71.8	—	—	—	660.2

Total	(3,724.5)	(408.9)	(116.1)	(37.9)	(8.2)	(4,295.6)

‘Other non-cash changes’ to net debt represents the movement in debt of £210.7 million due after one year to due within one year, amortisation of finance costs of £4.5 million and finance costs of £3.7 million representing the effects of the RPI on bonds carrying an RPI coupon.

8 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit for the financial period to US GAAP:

	Six months ended 30 September
	2004 £m	2003 £m
Profit for the financial period under UK GAAP	260.0	217.8
US GAAP adjustments:
Amortisation of goodwill	59.8	66.8
US regulatory net assets	(21.8)	(45.3)
Pensions	4.9	4.3
Depreciation on revaluation uplift	0.9	0.9
Decommissioning and mine reclamation	(35.8)	(4.9)
PacifiCorp Transition Plan costs	(4.2)	(22.7)
FAS 133	(30.7)	67.1
Other	(4.7)	(0.2)

	228.4	283.8
Deferred tax effect of US GAAP adjustments	27.4	21.6

Profit for the period under US GAAP before cumulative adjustment for FAS 143	255.8	305.4
Cumulative adjustment for FAS 143	—	(0.6)

Profit for the period under US GAAP	255.8	304.8

Earnings per share under US GAAP	13.97p	16.66p

Diluted earnings per share under US GAAP	13.94p	16.52p

The adjustment described as ‘FAS 133’ comprises FAS 133 and subsequent revising standards, FAS 138 and FAS 149, together with guidance issued by the Derivatives Implementation Group (‘DIG’).

The cumulative adjustment to the profit under US GAAP for the six months ended 30 September 2003 of £(0.6) million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	30 Sept 2004 £m	30 Sept 2003 (As restated - Note 1) £m	31 March 2004 £m
Equity shareholders’ funds under UK GAAP	4,777.3	4,555.1	4,690.9
US GAAP adjustments:
Goodwill	572.3	572.3	572.3
Business combinations	(199.0)	(215.9)	(196.1)
Amortisation of goodwill	213.3	109.5	150.0
US regulatory net assets	653.7	967.9	724.7
Pensions	(16.0)	(400.5)	(18.9)
Dividends	91.0	87.4	112.9
Revaluation	(60.3)	(54.0)	(54.0)
Depreciation on revaluation uplift	13.3	11.4	12.4
Decommissioning and mine reclamation	(52.6)	(7.2)	(14.9)
PacifiCorp Transition Plan costs	18.4	31.3	22.2
FAS 133	29.1	(57.4)	2.2
ESOP shares held in trust	—	77.0	—
Other	13.9	(7.1)	(12.9)
Deferred tax:
Effect of US GAAP adjustments	(259.5)	(135.1)	(275.0)
Effect of differences in methodology	13.9	(23.3)	14.5

Equity shareholders’ funds under US GAAP	5,808.8	5,511.4	5,730.3

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 30 September 2004 of £29.1 million includes a net liability of £178.9 million which is subject to regulation and is therefore offset by a US regulatory asset of £178.9 million included within ‘US regulatory net assets’ above.

9 Acquisitions

On 1 June 2004, ScottishPower completed the acquisition of the 800 MW Damhead Creek CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, from its creditor banks for a cash consideration of £313 million excluding expenses. On 28 September 2004, ScottishPower completed the purchase of the remaining 50% of the 400 MW Brighton Power Station CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, for a cash consideration of £26 million excluding expenses. Provisional fair values have been attributed to the assets and liabilities acquired in respect of both acquisitions. No goodwill is required to be recognised in respect of these acquisitions.

10 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2003/04 Annual Report and Accounts.

11 Exchange rates

The exchange rates applied in the preparation of the interim Accounts were as follows:

Six months ended 30 September
	2004		2003
Average rate for quarters ended
30 June	$1.81/	£	$1.62/	£
30 September	$1.82/	£	$1.61/	£

Closing rate as at 30 September	$1.81/	£	$1.66/	£

The closing rate for 31 March 2004 was $1.84/£.

Independent Review Report

to Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the interim report, which comprises the Group Profit and Loss Account, the Statement of Total Recognised Gains and Losses, the Reconciliation of Movements in Shareholders’ Funds, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 September 2004 and for the six months ended 30 September 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

10 November 2004